Exhibit 99.40

September 15, 2025

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Blue Moon Metals Inc. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	November 13, 2025
Record Date for Notice of Meeting:	October 10, 2025
Record Date for Voting (if applicable):	October 10, 2025
Beneficial Ownership Determination Date:	October 10, 2025
Class of Securities Entitled to Vote:	Common Stock
ISIN:	CA09570Q5095
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Blue Moon Metals Inc.